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Cognizant Board Elects Michael Patsalos-Fox as Chairman

Patsalos-Fox succeeds John E. Klein, who will remain a Board member

TEANECK, NJ – September 24, 2018: Cognizant (Nasdaq: CTSH) today announced that its Board of Directors has elected Board member Michael Patsalos-Fox as its new Chairman. He succeeds John E. Klein, who has served as Chairman for nearly 15 years, and will remain a Board member.

Patsalos-Fox, 65, was elected to the Cognizant Board in July 2012 and serves on the Finance, Management Development and Compensation, and Nominating, Governance and Public Affairs committees. Until October 2013, he was a Senior Partner at global management consulting firm McKinsey & Company, where he worked for 32 years. During his tenure at McKinsey, he served on its Board of Directors for 12 years and was Chairman for the Americas for 6 years.

Patsalos-Fox is currently Chairman, President and CEO of Vidyo, a leading visual communications services provider. Previously he was Chief Executive Officer of Stroz Friedberg, Inc., a global cyber security firm, a position he held from 2013 to 2016.

Klein, 77, was elected to Cognizant’s Board in March 1998 and has served as Chairman since December 2003. Since that time, Cognizant has grown from a small technology and integration firm into a world-class provider of business and digital consulting, services and solutions that is helping transform the world’s leading businesses. Under Klein’s leadership on the Board, Cognizant’s valuation has increased approximately 500-fold from its 1998 IPO.

“I am very pleased to accept the position of Chairman as Cognizant continues to grow and build its digital leadership worldwide,” said Patsalos-Fox. “On behalf of the entire Board, I want to thank John for his outstanding leadership and countless contributions to Cognizant. I look forward to his continued guidance and insight.”

Klein said, “Michael has proven to be an invaluable member of Cognizant’s Board during his six years of service. He brings extensive management, technology and consulting experience to his new role and is dedicated to Cognizant’s success. I am delighted that he will succeed me as Chairman of the Board and I look forward to continuing to contribute to Cognizant’s growth and success as a director under Michael’s leadership.”

About Cognizant

Cognizant (Nasdaq: CTSH) is one of the world's leading professional services companies, transforming clients’ business, operating and technology models for the digital era. Our unique industry-based, consultative approach helps clients envision, build and run more innovative and efficient businesses. Headquartered in the U.S., Cognizant is ranked 195 on the Fortune 500 and is consistently listed among the most admired companies in the world. Learn how Cognizant helps clients lead with digital at www.cognizant.com or follow us @Cognizant.

For further information, contact:

Media: Rick Lacroix +1-201-470-8961 richard.lacroix@cognizant.com	Investors: David Nelson +1-201-498-8840 david.nelson@cognizant.com